

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 17, 2006

Mr. Earl W. Price
Chief Financial Officer
Eldorado Gold Corporation
1188 - 550 Burrard Street
Bentall 5
Vancouver, British Columbia CANADA V6C 2B5

      Re: **Eldorado Gold Corporation**
               Form 40-F for Fiscal Year Ended December 31, 2005
               Filed April 3, 2006
               File No. 1-31522

Dear Mr. Price:

      We have completed our review of your Form 40-F and related filings and do not, at this time, have any further comments.

               Sincerely,

               April Sifford
               Branch Chief